Technology Integration Group, Inc.

85 Livingston Avenue, Suite 3

Roseland, NJ 07068

973-493-6206

March 22, 2006

United States Securities

 and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:

Company:

Technology Integration Group, Inc.

Form:

SB2/A3 Registration Statement

File No.:

File No.: 333-130768

Dear Sirs and/or Madame:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form SB-2) to March 24, 2006 at 10:30 a.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve Technology Integration Group,, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Technology Integration Group, Inc. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TECHNOLOGY INTEGRATION GROUP, INC.

/s/ Cosimo J. Patti

____________________________________

Cosimo J. Patti, President